SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934


                                  SBARRO, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of class of securities)

                                   805844-10-7
                                 (CUSIP Number)

                              Arthur A. Katz, Esq.
                  Warshaw Burstein Cohen Schlesinger & Kuh, LLP
                                555 Fifth Avenue
                            New York, New York 10017
                                  212-984-7700
            (Person Authorized to Receive Notices and Communications)

                                January 12, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]

-----------------------                                       ------------------
CUSIP NO.   805844 10 7                 13D                   PAGE 2 OF 12 PAGES
-----------------------                                       ------------------


--------------------------------------------------------------------------------
        1 NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Mario Sbarro
--------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a) [X]
                                                                 (b) [_]
--------------------------------------------------------------------------------
        3       SEC USE ONLY

--------------------------------------------------------------------------------
        4       SOURCE OF FUNDS*

                N/A
--------------------------------------------------------------------------------
        5       CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)
                                                                           [_]
--------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION

                UNITED STATES
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        1,802,130
                              --------------------------------------------------
     NUMBER OF                  8       SHARED VOTING POWER
       SHARES
    BENEFICIALLY                        2,504,074
      OWNED BY                --------------------------------------------------
        EACH                    9       SOLE DISPOSITIVE POWER
     REPORTING
       PERSON                           1,802,130
        WITH                  --------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        2,504,074
--------------------------------------------------------------------------------
        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                4,306,204 (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 7,662,918 shares)
--------------------------------------------------------------------------------
        12      CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES  CERTAIN
                SHARES*                                                    [_]

--------------------------------------------------------------------------------
        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                20.78% (may be deemed  beneficially own all shares  beneficially owned by each member of the group, or 36.43%)
--------------------------------------------------------------------------------
        14      TYPE OF REPORTING PERSON*

                IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                       ------------------
CUSIP NO.   805844 10 7                 13D                   PAGE 3 OF 12 PAGES
-----------------------                                       ------------------


--------------------------------------------------------------------------------
        1 NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Joseph Sbarro
--------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a) [X]
                                                                 (b) [_]
--------------------------------------------------------------------------------
        3       SEC USE ONLY

--------------------------------------------------------------------------------
        4       SOURCE OF FUNDS*

                N/A
--------------------------------------------------------------------------------
        5       CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)
                                                                           [_]
--------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION

                UNITED STATES
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        1,957,914
                              --------------------------------------------------
     NUMBER OF                  8       SHARED VOTING POWER
       SHARES
    BENEFICIALLY                        0
      OWNED BY                --------------------------------------------------
        EACH                    9       SOLE DISPOSITIVE POWER
     REPORTING
       PERSON                           1,957,914
        WITH                  --------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        0
--------------------------------------------------------------------------------
        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,957,914 (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 7,662,918 shares)
--------------------------------------------------------------------------------
        12      CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES  CERTAIN
                SHARES*                                                    [_]

--------------------------------------------------------------------------------
        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                9.51% (may be deemed to beneficially own all shares beneficially owned  by  each  member  of the  group,  or  36.43%)
--------------------------------------------------------------------------------
        14      TYPE OF REPORTING PERSON*

                IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                       ------------------
CUSIP NO.   805844 10 7                 13D                   PAGE 4 OF 12 PAGES
-----------------------                                       ------------------


--------------------------------------------------------------------------------
        1 NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Anthony Sbarro
--------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a) [X]
                                                                 (b) [_]
--------------------------------------------------------------------------------
        3       SEC USE ONLY

--------------------------------------------------------------------------------
        4       SOURCE OF FUNDS*

                N/A
--------------------------------------------------------------------------------
        5       CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)
                                                                           [_]
--------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION

                UNITED STATES
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        1,398,800
                              --------------------------------------------------
     NUMBER OF                  8       SHARED VOTING POWER
       SHARES
    BENEFICIALLY                        0
      OWNED BY                --------------------------------------------------
        EACH                    9       SOLE DISPOSITIVE POWER
     REPORTING
       PERSON                           1,398,800
        WITH                  --------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        0
--------------------------------------------------------------------------------
        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,398,800 (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 7,662,918 shares)
--------------------------------------------------------------------------------
        12      CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES  CERTAIN
                SHARES*                                                    [_]

--------------------------------------------------------------------------------
        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                6.79% (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 36.43%)
--------------------------------------------------------------------------------
        14      TYPE OF REPORTING PERSON*

                IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                       ------------------
CUSIP NO.   805844 10 7                 13D                   PAGE 5 OF 12 PAGES
-----------------------                                       ------------------


--------------------------------------------------------------------------------
        1 NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Franklin  Montgomery,  as  co-trustee  of the  Trust of  Carmela
                Sbarro
--------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a) [X]
                                                                 (b) [_]
--------------------------------------------------------------------------------
        3       SEC USE ONLY

--------------------------------------------------------------------------------
        4       SOURCE OF FUNDS*

                N/A
--------------------------------------------------------------------------------
        5       CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)
                                                                           [_]
--------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION

                UNITED STATES
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        0
                              --------------------------------------------------
                                8       SHARED VOTING POWER

                                        2,497,884
                              --------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        0
                              --------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        2,497,884
--------------------------------------------------------------------------------
        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,497,884 (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 7,662,918 shares)
--------------------------------------------------------------------------------
        12      CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES  CERTAIN
                SHARES*                                                    [_]

--------------------------------------------------------------------------------
        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                12.22%   (may  be  deemed  to   beneficially   own  all   shares
                beneficially owned by each member of the group, 36.43%)
--------------------------------------------------------------------------------
        14      TYPE OF REPORTING PERSON*

                IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 805844 10 7                   13D                         Page 6 of 12


ITEM 1.  SECURITY AND ISSUER.

         This statement relates to shares of the Common Stock, par value $.01 per share (the "Common Stock"), of Sbarro, Inc., a New York corporation (the "Company"). The Company's principal executive office is at 763 Larkfield Road, Commack, New York 11725.

ITEM 2.  IDENTITY AND BACKGROUND.

                  (a) This statement is being filed jointly pursuant to Rule 13d-1 (f)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by: (i) Mario Sbarro individually and as co-trustee of the Trust of Carmela Sbarro, (ii) Anthony Sbarro, (iii) Joseph Sbarro and (iv) Franklin Montgomery, as co-trustee of the Trust of Carmela Sbarro (individually, a "Reporting Person" and, collectively, the "Reporting Persons").

         Information with respect to each Reporting Person is given solely by such Reporting Person, no Reporting Person has responsibility for the accuracy or completeness of the information supplied by any other Reporting Person, and each Reporting Person agrees that this statement is filed on behalf of such Reporting Person only.

         The Reporting Persons may be deemed to constitute a "group" for purposes of Rule 13d-3 under the Exchange Act.

                  (b) The business address of each of Mario Sbarro, Anthony Sbarro and Joseph Sbarro is 763 Larkfield Road, Commack, New York 11725. The business address of Franklin Montgomery is 488 Madison Avenue, New York, New York 10022.

                  (c) The principal occupation or employment of each of the following Reporting Persons is: (i) Mario Sbarro is the Chairman of the Board of Directors, Chief Executive Officer, President and a director of the Company;
(ii) Anthony Sbarro is the Vice Chairman of the Board of Directors, Treasurer and a director of the Company; and (iii) Joseph Sbarro is Senior Executive Vice President, Secretary and a director of the Company.

         The Company is a leading operator and franchisor of family-style Italian restaurants. The address of the Company is 761 Larkfield Road, Commack, New York 11725.

         Franklin Montgomery, a Reporting Person, is an attorney in sole practice conducting his law business at 488 Madison Avenue, New York, New York 10022.

                  (d) During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 805844 10 7                   13D                         Page 7 of 12

                  (e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                  (f) Each of the Reporting Persons is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Each of the Reporting Persons (in the case of Franklin Montgomery, as one of two trustees of the Trust of Carmela Sbarro) has held the shares of Common Stock beneficially owned as reported herein for more than ten years. No funds were involved in the formation of the group by the Reporting Persons. It is anticipated that the source of funds for the transactions proposed by the Reporting Persons as described in Item 4 will be loans from banks and other institutional lenders, the issuance or issuances of debt securities or a combination of the foregoing. The exact forms of such loans and securities have not been determined.

ITEM 4.  PURPOSE OF TRANSACTION.

         On January 12, 1998, the Reporting Persons presented to the Company's Board of Directors a proposal, which was subsequently supplemented and amended, for the merger of the Company with a company (to be formed) which would be owned by the Reporting Persons, pursuant to which the shareholders of the Company, other than the Reporting Persons, would receive $28.50 per share in cash for each of their shares of Common Stock (the "Proposed Transaction"). The Proposed Transaction is subject, among other things, to (i) entering into a definitive merger agreement with the Company, (ii) approval of the transaction by a special committee of the Board of Directors of the Company, the full Board of Directors of the Company and the Company's shareholders, (iii) receipt of satisfactory financing for the Proposed Transaction, (iv) the immediate suspension of dividends by the Company, and (v) receipt of a fairness opinion from the financial advisor to the special committee of the Board of Directors of the Company stating that the Proposed Transaction is fair, from a financial point of view, to the shareholders of the Company. The Reporting Persons have received a letter from an investment banking firm which indicates that, subject to certain conditions, the firm was highly confident that financing for the Proposed Transaction could be obtained. The Reporting Persons also have advised the Company that they are not interested in selling their interests in the Company. The Proposed Transaction would, if and when consummated, result in the Company's Common Stock (i) ceasing to be authorized for listing on the New York Stock Exchange, Inc. and (ii) becoming eligible for termination of registration under
Section 12(g)(4) of the Exchange Act.

         Except as set forth herein, and until such time, if at all, as the Proposed Transaction is consummated, no Reporting Person has any present plans or proposals that relate to or would result in: (i) the acquisition of additional securities of the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation

CUSIP No. 805844 10 7                   13D                         Page 8 of 12


of the Company; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure, (vii) any changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) The Reporting Persons may be deemed a group within the meaning of Rule 13d-5 under the Exchange Act and, therefore, each Reporting Person may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of all of the shares of Common Stock beneficially owned by each member of such group, or an aggregate of 7,662,918 shares of Common Stock of the Company, representing (based on the 20,448,320 shares of Common Stock which were issued and outstanding on January 19, 1998 and the portion of options to purchase shares of Common Stock held by any of the Reporting Persons which were then exercisable or become exercisable within 60 days after the date hereof) approximately 36.43% of the total of the outstanding shares of Common Stock and such portion of such options.

         Mario Sbarro may be deemed to be the beneficial owner of 4,306,204 (20.78%) of shares of Common Stock.

         Anthony Sbarro is the beneficial owner of 1,398,800 (6.79%) of shares of Common Stock.

         Joseph Sbarro is the beneficial owner of 1,957,914 (9.51%) shares of Common Stock.

CUSIP No. 805844 10 7                   13D                         Page 9 of 12

         Franklin Montgomery, as co-trustee of the Trust of Carmela Sbarro, may be deemed to be the beneficial owner of 2,497,884 (12.22%) of shares of Common Stock (which also are included in the shares of Common Stock which Mario Sbarro may be deemed to beneficially own).

         (b) The following is information concerning the nature of each Reporting Person's beneficial ownership of Common Stock:


                            Sole Power to Vote or      Shared Power to Vote or
                              Direct the Vote/             Direct the Vote/
                          Sole Power to Dispose or    Shared Power to Dispose or
                           Direct the Disposition       Direct the Disposition
                           ----------------------       ----------------------
                              Number of Shares             Number of Shares
                              ----------------             ----------------
Mario Sbarro                     1,802,130       (a)          2,504,074    (b)
Anthony Sbarro                   1,398,800       (c)             --
Joseph Sbarro                    1,957,914       (d)             --
Franklin Montgomery, as                 --                    2,497,884    (e)
co-trustee of the Trust
of Carmela Sbarro

--------------------
          (a) Includes 270,000 shares of Common Stock which are not outstanding but are subject to issuance upon exercise of options held by Mario Sbarro that are presently exercisable or which will become exercisable within 60 days after the date hereof.

          (b) Includes (i) 5,450 shares of Common Stock held by a family foundation, of which Mario Sbarro is one of three directors, (ii) 2,497,884 shares of Common Stock held by the Trust of Carmela Sbarro, of which Mario Sbarro is one of two trustees, and (iii) 740 shares of Common Stock owned by his spouse. The reporting of these shares should not be construed as an admission that Mario Sbarro is, for purposes of Section 13 of the Exchange Act or otherwise, the beneficial owner of these shares.

          (c) Includes 165,000 shares of Common Stock which are not outstanding but are subject to issuance upon exercise of options held by Anthony Sbarro that are presently exercisable or which will become exercisable within 60 days after the date hereof.

          (d) Includes (i) 150,000 shares of Common Stock which are not outstanding but are subject to issuance upon exercise of options held by Joseph Sbarro that are presently exercisable or which will become exercisable within 60 days after the date hereof, and (ii) 609,000 shares of Common Stock owned by a family partnership, of which Joseph Sbarro is the sole general partner. The reporting of such 609,000 shares should not be construed as an admission that Joseph Sbarro is, for purposes of Section 13 of the Exchange Act or otherwise, the beneficial owner of these shares.

          (e) Represents shares of Common Stock owned by the Trust of Carmela Sbarro, of which Mr. Montgomery is one of two trustees.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         To the knowledge of each Reporting Person on the date hereof, except to the extent reflected in the proposal described in Item 4, and as set forth below or in the Exhibits filed herewith, no Reporting Person has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to securities issued by the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss or the giving or withholding of proxies:

CUSIP No. 805844 10 7                   13D                        Page 10 of 12


                  (a) Mario Sbarro holds options to purchase (i) 150,000 shares of Common Stock at an exercise price of $20.67 per share granted to him on May 30, 1990 by action of the Board of Directors of the Company and approved by the shareholders of the Company, which option is presently exercisable in full and expires on May 29, 2000; (ii) 120,000 shares of Common Stock at an exercise price of $27.08 per share granted to him on December 28, 1993 under the Company's 1991 Stock Incentive Plan (the "1991 Plan"), which option is presently exercisable in full and expires on December 27, 2003; (iii) 100,000 shares of Common Stock at an exercise price of $24.75 per share granted to him on August 20, 1996 under the 1991 Plan, which option becomes exercisable as to one-third of the number of shares of Common Stock subject to the option annually, on a cumulative basis, commencing on August 20, 1998 and expires on August 19, 2006;
(iv) 100,000 shares of Common Stock at an exercise price of $25.125 per share granted to him on February 19, 1997 under the 1991 Plan, which option becomes exercisable as to one-third of the number of shares of Common Stock subject to the option annually, on a cumulative basis, commencing February 19, 1999 and expires on February 18, 2007; and (v) 150,000 shares of Common Stock at an exercise price of $28.875 granted to him on May 21, 1997 under the 1991 Plan, which option becomes exercisable as to one-third of the number of shares of Common Stock subject to the option annually, on a cumulative basis, commencing May 21, 1999 and expires on May 20, 2007.

                  (b) Anthony Sbarro holds options to purchase (i) 75,000 shares of Common Stock at an exercise price of $20.67 per share granted to him on May 30, 1990 by action of the Board of Directors of the Company and approved by the shareholders of the Company, which option is presently exercisable in full and expires on May 29, 2000; (ii) 90,000 shares of Common Stock at an exercise price of $27.08 per share granted to him on December 28, 1993 under the 1991 Plan, which option is presently exercisable in full and expires on December 27, 2003 and (iii) 100,000 shares of Common Stock at an exercise price of $25.125 per share granted to him on February 19, 1997 under the 1991 Plan, which option becomes exercisable as to one-third of the number of shares subject to the option annually, on a cumulative basis, commencing February 19, 1999 and expires on February 18, 2007.

                  (c) Joseph Sbarro holds options to purchase (i) 75,000 shares of Common Stock at an exercise price of $20.67 per share granted to him on May 30, 1990 by action of the Board of Directors of the Company and approved by the shareholders of the Company, which option is presently exercisable in full and expires on May 29, 2000; (ii) 75,000 shares of Common Stock at an exercise price of $27.08 per share granted to him on December 28, 1993 under the 1991 Plan, which option is presently exercisable in full and expires on December 27, 2000;
(iii) 50,000 shares of Common Stock at an exercise price of $24.75 per share granted to him on August 20, 1996 under the 1991 Plan, which option becomes exercisable as to one-third of the number of shares subject to the option annually, on a cumulative basis, commencing on August 20, 1998 and expires on August 19, 2006; and (iv) 100, 000 shares of Common Stock at an exercise price of $25.125 per share granted to him on February 19, 1997 under the 1991 Plan, which option becomes exercisable as to one-third of the number of shares subject to the option annually, on a cumulative basis, commencing February 19, 1999 and expires on February 18, 2007.

CUSIP No. 805844 10 7                   13D                        Page 11 of 12


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


Exhibit                           Description

   1 Joint Filing Agreement dated as of January 21, 1998 among Mario Sbarro, Anthony Sbarro, Joseph Sbarro and Franklin Montgomery as co-trustee of the Trust of Carmela Sbarro.

   2             Proposal dated January 12, 1998 on behalf of
                 Mario Sbarro, Anthony Sbarro, Joseph Sbarro and the Trust of Carmela Sbarro to the Board of Directors of the Company.

   3 Amendment and supplement dated January 20, 1998 to the January 14, 1998 Proposal on behalf of Mario Sbarro, Anthony Sbarro, Joseph Sbarro and the Trust of Carmela Sbarro to the Board of Directors of the Company.

CUSIP No. 805844 10 7                   13D                        Page 12 of 12


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 1998


                                                     /s/ Mario Sbarro
                                            ------------------------------------
                                                       Mario Sbarro

                                                     /s/ Joseph Sbarro
                                            ------------------------------------
                                                       Joseph Sbarro

                                                    /s/ Anthony Sbarro
                                            ------------------------------------
                                                       Anthony Sbarro

                                                    /s/ Franklin Montgomery
                                            ------------------------------------
                                                       Franklin Montgomery
                                                 as co-trustee of the Trust of
                                                         Carmela Sbarro

                                    EXHIBIT 1




                     The undersigned agree that the statement on Schedule 13D to which this Agreement is attached is filed on behalf of each of them.

           Dated:    January 21, 1998


                                             /s/ Mario Sbarro
                                 ------------------------------------------
                                            Mario Sbarro

                                                /s/ Joseph Sbarro
                                 ------------------------------------------
                                            Joseph Sbarro

                                            /s/ Anthony Sbarro
                                 ------------------------------------------
                                            Anthony Sbarro

                                        /s/ Franklin Montgomery
                                 ------------------------------------------
                                            Franklin Montgomery
                                   as co-trustee of the Trust of Carmela Sbarro

                                    EXHIBIT 2

                                                                January 12, 1998

           Board of Directors of Sbarro, Inc.

           Gentlemen:

                     I am pleased to extend a proposal, on behalf of myself, Joseph Sbarro, Anthony Sbarro and the Trust of Carmela Sbarro (the "Sbarro Family"), to acquire all of the outstanding shares of Common Stock of Sbarro, Inc. (the "Company") not currently owned by the Sbarro Family (the "Public Shares"). The transaction would be structured as a cash merger in which each holder of Public Shares would receive $28.50 per share, or an aggregate of approximately $380 million, based on the number of Public Shares outstanding as of December 28, 1997.

                     Consummation of the acquisition would be subject, among other things, to (i) entering into a definitive agreement with the Company with respect to the transaction, (ii) approval of the transaction by a special committee of the Company's Board of Directors (the "Special Committee"), the Company's Board of Directors and its shareholders, (iii) receipt of satisfactory financing for the transaction (the Sbarro Family has received a highly confident letter from Bear Stearns with respect to receipt of such financing) and (iv) receipt of a fairness opinion from the financial advisor to the Special Committee that indicates that the proposed transaction is fair from a financial point of view to the holders of Public Shares. We are in the process of drafting such an agreement, which will reflect all of the aspects of our proposed offer, and will provide the agreement to you shortly.

                     We believe that our proposal is beneficial to both the Company and its public shareholders and is a fair one to the public shareholders. The proposed acquisition price of $28.50 represents a significant premium over Friday's closing price on the New York Stock Exchange of $25.50, as well as a premium over the average closing price for each trading day during the last twelve months.

                     We wish to make it clear that we are not interested under any circumstances in selling our interest in the Company.

                     We look forward to working with you and the advisors to the Special Committee to complete this transaction and hope you will give this proposal your prompt attention. We reserve the right to amend or withdraw this proposal at any time in our discretion.

                                                    Sincerely,

                                                    /s/ Mario Sbarro
                                                    Mario Sbarro

                                    EXHIBIT 3

                                                                January 20, 1998

           Board of Directors of Sbarro, Inc.

           Gentlemen:

                     This letter will supplement and amend the second paragraph in the proposal made in the letter dated January 12, 1998 on behalf of myself, Joseph Sbarro, Anthony Sbarro and the Trust of Carmela Sbarro (the "Sbarro Family") for the merger of the Company with a company to be owned by the Sbarro Family.

                     Consummation of the acquisition would be subject, among other things, to (i) entering into a definitive merger agreement with the Company with respect to the transaction, (ii) approval of the transaction by the special committee of the Company's Board of Directors (the "Special Committee"), the full Board of Directors and the Company's shareholders, (iii) receipt of satisfactory financing for the transaction (the Sbarro family has received a highly confident letter from Bear Stearns with respect to receipt of such financing), (iv) the immediate suspension of dividends by the Company and (v) receipt of a fairness opinion from the financial advisor to the Special Committee stating that the proposed transaction is fair, from a financial point of view, to the public shareholders.

                     Other than as set forth in the paragraph above, the provisions in our letter dated January 12, 1998 remain the same.

                     We look forward to working with you and the advisors to the Special Committee to complete this transaction and trust you will give this proposal your prompt attention. We reserve the right to amend or withdraw this proposal at any time in our discretion.

                                                      Sincerely,

                                                      /s/ Mario Sbarro
                                                      Mario Sbarro